Exhibit 99.1

CLAUDE RESOURCES INC.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland & Labrador

AND TO:	Deloitte LLP ("Deloitte") KPMG LLP

Claude Resources Inc. ("Claude") hereby gives notice pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as set forth below.

1.	KPMG LLP has resigned effective June 16, 2015 as auditor of Claude at the request of Claude.
2.	Effective on June 16, 2015, the board of directors of Claude has approved the resignation of KPMG LLP and the appointment of Deloitte LLP as auditor of Claude to hold office until the next annual meeting of shareholders of Claude.
3.	There have been no audit reports prepared by KPMG LLP on Claude's financial statements that contain any reservation.
4.	In the opinion of Claude, as at the date hereof, there have been no reportable events (as defined in NI 51-102).

Dated this 30th day of June, 2015.

CLAUDE RESOURCES INC.
Per:	/s/ Rick Johnson
Rick Johnson, CPA, CA Vice President, Finance and Chief Financial Officer